Exhibit 10.1

CONTACTS Chief Financial Officer Meir Moshe +972-3766-8610
Corporate Media Relations Brian Gallagher +1 201-785-3206 briang@radware.com
FOR IMMEDIATE RELEASE

Radware Ltd. Announces Third Quarter 2012 Results

* Record Quarterly Revenues of $47.5 Million

* Record Quarterly Non-GAAP EPS $0.45

TEL AVIV, ISRAEL: October 26, 2012 — Radware® (NASDAQ: RDWR), a global leader of application delivery and application security solutions for virtual and cloud data centers, today reported quarterly revenues of $47.5 million for the third quarter of 2012. This represents an increase of 13% compared with revenues of $42.2 million for the third quarter of 2011.

Net income on a GAAP basis for the third quarter of 2012 was $8.2 million or $0.35 per diluted share, compared with net income of $5.4 million or $0.24 per diluted share for the third quarter of 2011.

Net income on a Non-GAAP basis for the third quarter of 2012 was $10.4 million or $0.45 per diluted share, compared with net income of $7.8 million or $0.34 per diluted share for the third quarter of 2011.

At the end of the third quarter 2012, the company’s overall cash position including cash, short-term and long-term bank deposits and marketable securities amounted to $264.9 million, representing an increase in the company's cash position of approximately $14.7 million in the third quarter of 2012.

“Our best-of-breed application delivery solutions for consolidation, mobile data and virtualization and cloud build-outs along with our industry-leading attack mitigation offering, are the main drivers for our growth amid an even more challenging global economic environment,” said Roy Zisapel president and chief executive officer, Radware. “These capabilities are continuing to address the critical needs of our customers and help serve their key strategic initiatives.”

During the third quarter 2012, Radware released the following significant announcements:

•	Radware Announces 2012 Annual General Meeting
•	Radware's Alteon 10000 Helps Global Mobile Carrier Reduce its Data Center Footprint and Manage Mobile Data Traffic

•	Radware Partners with VMware, Bluelock to Deliver A Virtual ADC Service for the Cloud
•	Radware's Alteon 10000 Delivers Highly-performing, Resilient and Scalable Mobile Data Services to Two Major North American Mobile Carriers
•	Radware’s Attack Mitigation System Wins 2012 Innovation Award from TMC Labs
•	Radware Ltd. Announces Second Quarter 2012 Results
•	Radware Confirms Its Juniper Partnership Remains Intact
•	Radware’s Attack Mitigation Black Belt Challenge Reveals IT Professionals’ Strengths and Weaknesses of Top Security Threats
•	FireHost Selects Radware’s Attack Mitigation System for Real-Time Network Attack Prevention

Company management will host a quarterly investor conference call at 8:45am ET on October 26, 2012. The call will focus on financial results for the quarter ending September 30, 2012 and certain other matters related to the Company’s business.

The conference call will be webcast on October 26, 2012 at 8:45a.m. ET in the “listen only” mode via the Internet at: http://www.radware.com/Company/InvestorRelations/default.aspx and will be available for replay during the next 30 days.

Please use the following dial-in numbers to participate in the third quarter 2012 call:

Participants in the US call: Toll Free +1 (877) 392-9880
International participants call: +1 760-666-3769
Conference ID:  35789262

About Radware
Radware (NASDAQ: RDWR), is a global leader of application delivery and application security solutions for virtual and cloud data centers. Its award-winning solutions portfolio delivers full resilience for business-critical applications, maximum IT efficiency, and complete business agility.  Radware’s solutions empower more than 10,000 enterprise and carrier customers worldwide to adapt to market challenges quickly, maintain business continuity and achieve maximum productivity while keeping costs down.  For more information, please visit www.radware.com.

Radware encourages you to join our community and follow us on LinkedIn, Radware Blog, Twitter, YouTube and the Radware Connect app for iPhone® and our new security center DDoSWarriors.com that provides a comprehensive analysis on DDoS attack tools, trends and threats.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles (GAAP), Radware uses non-GAAP measures of net income and earnings per share, which are adjustments from results based on GAAP to exclude stock-based compensation expenses, in accordance with ASC No. 718, amortization of intangible assets, and exchange rate differences, net on balance sheet items included in finance income. Such exchange rate differences may vary from period to period due to changes in exchange rates driven by general market conditions or other circumstances outside of the normal course of Radware's operations. Management believes that exclusion of these charges allows comparisons of operating results that are consistent across past, present and future periods. Radware’s management believes the non-GAAP financial information provided in this release is useful to investors for the purpose of understanding and assessing Radware’s ongoing operations. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release, to the most directly comparable GAAP financial measures, is included with the financial information contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and, as such, has determined that it is important to provide this information to investors.

This press release may contain statements concerning Radware’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995.  These statements are based on current expectations and projections that involve a number of risks and uncertainties.  There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates.  These risks and uncertainties, as well as others, are discussed in greater detail in Radware’s Annual Report on Form 20-F and Radware’s other filings with the Securities and Exchange Commission.  Forward-looking statements speak only as of the date on which they are made and Radware undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.  Radware’s public filings are available from the Securities and Exchange Commission’s website at www.sec.gov or may be obtained on Radware’s website at www.radware.com.

Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	December 31, 2011	September 30, 2012
		(Unaudited)
Current assets
Cash and cash equivalents	17,386	16,877
Available-for-sale marketable securities	10,334	8,847
Short-term bank deposits	88,773	97,539
Trade receivables, net	12,565	15,713
Other receivables and prepaid expenses	3,625	4,276
Inventories	12,147	12,938
	144,830	156,190
Long-term investments
Available-for-sale marketable securities	102,644	118,909
Long-term bank deposits	-	22,729
Severance pay funds	3,047	2,792
	105,691	144,430

Property and equipment, net	11,084	11,420

Other assets
Intangible assets, net	8,163	5,879
Other long-term assets	1,365	1,217
Goodwill	24,465	24,465

Total assets	295,598	343,601

Current liabilities
Trade payables	5,099	7,379
Deferred revenues, other payables and accrued expenses	43,732	55,074
	48,831	62,453

Long-term liabilities	27,446	21,511

Shareholders’ equity
Share capital	528	549
Additional paid-in capital	233,353	247,260
Accumulated other comprehensive income (loss)	(1,663)	2,079
Treasury stock, at cost	(18,036)	(18,036)
Retained earnings	5,139	27,785
Total shareholders’ equity	219,321	259,637

Total liabilities and shareholders' equity	295,598	343,601

Condensed Consolidated Statements of Income
(U.S. Dollars in thousands, except share and per share data)

	For the Three months ended September 30,		For the Nine months ended September 30,
	2011	2012	2011	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	42,196	47,510	121,930	139,333
Cost of revenues	8,534	8,970	24,731	26,312
Gross profit	33,662	38,540	97,199	113,021
Operating expenses:
Research and development,net	9,122	9,124	26,918	27,219
Selling and marketing	17,282	19,040	51,027	56,744
General and administrative	2,343	2,389	7,128	7,220
Total operating expenses	28,747	30,553	85,073	91,183
Operating income	4,915	7,987	12,126	21,838
Financial income, net	776	1,263	3,413	3,754
Income before taxes on income	5,691	9,250	15,539	25,592
Taxes on income	(293)	(1,028)	(822)	(2,946)
Net Income	5,398	8,222	14,717	22,646

Basic net earnings per share	$0.26	$0.37	$0.70	$1.04
Weighted average number of shares used to compute basic net earnings per share	21,052,835	21,977,781	20,886,623	21,778,658

Diluted net earnings per share	$0.24	$0.35	$0.64	$0.97
Weighted average number of shares used to compute diluted net earnings per share	22,782,410	23,321,397	22,936,293	23,280,294

Reconciliation of Supplemental Financial Information
(U.S. Dollars in thousands, except share and per share data)

	For the Three months ended September 30,		For the Nine months ended September 30,
	2011 (Unaudited)	2012 (Unaudited)	2011 (Unaudited)	2012 (Unaudited)
GAAP net Income	5,398	8,222	14,717	22,646
Stock-based compensation expenses, included in:
Cost of revenues	15	17	46	55
Research and development, net	248	284	787	891
Selling and marketing	731	873	2,122	2,699
General and administrative	209	192	872	720
	1,203	1,366	3,827	4,365
Amortization of intangible assets included in:
Cost of revenues	541	467	1,623	1,402
Selling and marketing	421	291	1,263	874
	962	758	2,886	2,276
Exchange rate differences, net on balance sheet items included in financial income, net	233	59	(263)	78

Non-GAAP net income	7,796	10,405	21,167	29,365

Non-GAAP diluted net earnings per share	$0.34	$0.45	$0.92	$1.26

Weighted average number of shares used to compute Non-GAAP diluted net earnings per share	22,782,410	23,321,397	22,936,293	23,280,294